Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

December 26, 2019

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub : Board Meeting

Pursuant to Regulation 29 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Monday, January 27, 2020, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2019.

Further, kindly note that, under the provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from Wednesday, January 1, 2020 to Wednesday, January 29, 2020 (both days inclusive).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary